SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F   X      Form 40-F
                             -----               ------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                           Yes           No   X
                               -----        -----

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
               dated April 9, 2003 pre-announcing results for the
                             first Quarter of 2003.

          Van der Moolen Expects Net Income of Approximately
             EUR 7.9 Million in the First Quarter of 2003

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--April 9, 2003--Van der Moolen (NYSE: VDM; AEX: VDMN.AS), specialist, market maker and proprietary trader on important U.S. and European equity, option and fixed income markets, announced that in the first quarter of 2003 it realized net income from ordinary activities of about EUR 7.9 million, including a net gain of EUR 1.9 million on the sale of its equity interest in Tullett Plc.
    In the first quarter of 2003, Van der Moolen was able to close 62, or 98%, of its 63 trading days with a positive trading result. On the NYSE, VDM Specialists achieved a trading profit on every trading day of the quarter.
    F.M.J. (Fred) Bottcher, CEO of Van der Moolen, commented:
"Increased activity in equity markets led to a slightly better development of results in March, but this was not yet accompanied by an improvement in VDM Specialists' trading margins. Against this background, cost reduction is receiving our full attention. Our ability to close 98% of our trading days with a trading profit indicates that, even in these market conditions, we have been able to maintain our trading disciplines."
    As previously announced, on May 8, 2003, we will release a detailed report on the first quarter of 2003 in accordance with Dutch accounting practice, supplemented with a reconciliation to U.S. GAAP.

    For More Information Please Contact:
             T.L. Schram
             +31 (0)20 535 6789
             or
             Taylor Rafferty
             Karen Wagner
             +1 (212) 889 4350

    For more information about Van der Moolen, please consult www.vandermoolen.com.

    N.B.:

    On Thursday May 8, 2003, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com. Invitations to participants will be distributed shortly.
    For more information, please contact Taylor Rafferty, Karen
Wagner, telephone: +1 (212) 889 4350.

    Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VAN DER MOOLEN HOLDING N.V.

           Date: April 9, 2003       By: /s/ Friedrich M.J. Bottcher
                                         ---------------------------

                                     name: Friedrich M.J. Bottcher
                                     title: Chairman of the Executive Board

                                     By: /s/ Frank F. Dorjee
                                         ---------------------------

                                     name: Frank F. Dorjee
                                     title: Chief Financial Officer
                                            Member of the Executive Board

                                     By: /s/ James.P. Cleaver, Jr.
                                         ----------------------------

                                     name : James P. Cleaver, Jr.
                                     title: Member of the Executive Board